UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A
[ ] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended March 31, 2026

This Form 1-SA for the fiscal semiannual period ended March 31, 2026 is being filed promptly following the applicable due date.

FRONTIERAS NORTH AMERICA, INC.

(Exact name of issuer as specified in its charter)

Wyoming	87-2916838
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1000 Main Street, Suite 2300

Houston, TX 77002
(Full mailing address of principal executive offices) (Zip Code)

(602) 509-0950
Issuer's telephone number, including area code

Class C Common Stock
(Title of each class of securities issued pursuant to Regulation A)

In this report, the terms "Frontieras North America," "we," "us," "our," or "the Company" refer to Frontieras North America, Inc. and our subsidiaries on a consolidated basis.

Forward-Looking Statements

This report may contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this report, the words "may," "could," "estimate," "project," "plan," "predict," "probable," "possible," "should," "continue," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

1

ITEM 1. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read together with the unaudited interim financial statements and related notes included in Item 3 of this report. The information set forth below is presented for the six months ended March 31, 2026, compared with the six months ended March 31, 2025, except for balance sheet data, which is presented as of March 31, 2026 compared with September 30, 2025. This discussion provides the information required by Item 9(a), (b), and (d) of Form 1-A for the interim period.

Recent Developments

The information required by Item 1 is incorporated by reference to Item 7 - Business of the Company's Offering Statement on Form 1-A (File No. 024-12682), as most recently amended and qualified on June 30, 2026, which is incorporated by reference. The following developments occurred during, or are material to an understanding of, the six months ended March 31, 2026.

Mason County, West Virginia site. On January 16, 2026, the Company closed on the purchase of approximately 183.4 acres in Mason County, West Virginia for total consideration of $4,835,000. The Company applied $882,500 in prior option payments and $367,500 from available cash toward the purchase price, and financed the remaining $3,585,000 through a secured promissory note payable to BJ Builders, Inc. bearing interest at 10% per annum, with all principal and accrued interest due July 15, 2026 (the "Promissory Note"). The Promissory Note is secured by a Deed of Trust on the property. The site is intended to serve as the location of the Company's first commercial-scale FASForm facility.

Regulation A offering. The Company's continuous Regulation A Tier 2 offering of Class C Common Stock was qualified on December 15, 2025. Through March 31, 2026, the Company had issued 1,584,318 shares of Class C Common Stock under the offering at a weighted average price of $7.51 per share, for aggregate gross proceeds of approximately $11,898,312. Effective February 13, 2026, the Company increased the offering price from $7.38 to $7.77 per share pursuant to a supplement filed under Rule 253(g)(2). As of March 31, 2026, the Company had an aggregate of 252,804,269 shares outstanding that carry economic rights.

Board of directors. Effective February 20, 2026, Doug Remy resigned as a director and continues to serve as Secretary, Jose Lopez was appointed as a director, and Stephen R. Boatwright, John Venners, and Jean Abiassi were appointed as independent directors.

Concurrent private placement. The Company is conducting a concurrent private placement under Rule 506(b) for up to $5,000,000, which may continue alongside the Regulation A offering and is marketed separately.

Subsequent events. After March 31, 2026, the Company repaid in full the $3,585,000 secured promissory note payable to BJ Builders, Inc. in April 2026, in advance of its July 15, 2026 maturity, and the related Deed of Trust was released. The Company also increased the Regulation A offering price to $8.48 per share effective April 10, 2026 pursuant to a supplement filed under Rule 253(g)(2), and, upon qualification of a post-qualification amendment on June 30, 2026, further increased the offering price to $9.01 per share. On April 21, 2026, the board of directors approved a change in the Company's fiscal year end from September 30 to December 31, and the Company filed a Form 1-U disclosing the change on April 23, 2026.

2

Operating Results

During the six months ended March 31, 2026, the Company recorded a net loss of $1,343,203, compared with a net loss of $1,054,598 for the six months ended March 31, 2025. The Company had no revenue in either period. For the six-month period ended March 31, 2026, our operating expenses were $1,365,914, compared to $1,065,373 in 2025, representing an increase of $300,541 or 28%. The increase was primarily due to stock-based compensation expense after the first award was granted in mid-2025, management team compensation expense, and for sales and marketing expenses reflecting our continued investment in project development and financing. The increase was offset by reduced legal fees, investment banking advisory fees, and facility due diligence costs for the preliminary phases of construction engineering. For reference, the Company's audited results for the fiscal year ended September 30, 2025 reflected operating expenses of $2,129,229 (comprising $2,012,207 of general and administrative expense and $117,022 of sales and marketing expense) and a net loss of $2,089,223. The interim figures above must be drawn from the Company's interim financial statements at Item 3 and may not be derived from the full fiscal-year amounts.

Liquidity and Capital Resources

As of March 31, 2026, the Company had cash and cash equivalents of $5,350,729. Net cash used in operating activities for the six months ended March 31, 2026 was $2,199,532 . As of March 31, 2026, the Company had outstanding a $3,585,000 Promissory Note payable to BJ Builders, Inc., which bore interest at 10% per annum and was scheduled to mature on July 15, 2026. In April 2026, subsequent to the end of the period, the Company repaid the note in full using proceeds of the Regulation A offering, and the related Deed of Trust was released. The note was therefore no longer outstanding as of the date of this report. The Company is a pre-revenue company with a history of operating losses, and the independent auditor's report on the audited financial statements for the fiscal year ended September 30, 2025 included an explanatory paragraph expressing substantial doubt about the Company's ability to continue as a going concern. The Company estimates that its first commercial-scale facility will require approximately $850 million in total capital, which management anticipates funding approximately 20% through equity and 80% through project-level debt, including a $150,000,000 equity commitment under the share purchase agreement with GEM Global Yield LLC SCS that is contingent on a public listing.

The Company's ability to continue as a going concern is dependent upon its ability to obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to raise capital as needed to satisfy its capital needs. The Company intends to fund its operations through debt and/or equity financing. Subsequent to March 31, 2026 and through July 13, 2026 the Company raised capital of approximately $14.1 million through the Regulation A offering.

However, there are no assurances that management will be able to continue to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results.

3

Trend Information

The Company continues to advance development of its first commercial-scale facility in Mason County, West Virginia. Front-End Loading (FEL) stages 1 and 2 have been completed, and FEL stage 3, which includes detailed engineering and design, is underway. The Company has secured a 10-year feedstock term sheet for up to 27 million tons of Pittsburgh No. 8 coal and is pursuing long-term offtake agreements for 100% of planned production. The development timeline for the first facility extends over approximately two years, during which the Company expects significant ongoing expenses and no revenue. The Company's ability to proceed depends on securing substantial additional capital, including project-level debt and the equity commitment under the share purchase agreement with GEM Global Yield LLC SCS, which is contingent on a public listing.

Significant Accounting Judgments and Estimates

The preparation of the interim financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, and expenses. Management considers the accounting for the GEM warrant obligation described below to be a significant judgment for the period.

The Company is party to a Share Purchase Agreement with GEM Global Yield LLC SCS dated November 26, 2024, which provides for up to $150,000,000 of equity through periodic draw-downs that the Company may elect in its sole discretion following a public listing. The Company is not obligated to draw on the facility. If the agreement terminates before a public listing, no commitment fee, warrant, shares, or other consideration is owed. A public listing had not occurred as of March 31, 2026, and no amounts had been drawn under the facility. No liability for the warrant obligation or the commitment fee has been recognized in the financial statements as of March 31, 2026. The Company assesses the classification, recognition, and measurement of these obligations under ASC 480 and ASC 815 at each reporting date in light of its facts and circumstances, including the status of its preparations for a public listing, and will recognize and measure the obligations if and when required under those standards.

ITEM 2. OTHER INFORMATION

This Item requires disclosure of any information that was required to be disclosed in a report on Form 1-U during the semiannual period covered by this report but was not so reported.

The Company believes there is no information that was required to be disclosed in a report on Form 1-U during the period and was not so reported.

None.

ITEM 3. FINANCIAL STATEMENTS

The unaudited interim consolidated financial statements of the Company for the six months ended March 31, 2026, together with the notes thereto, begin on the following page and are incorporated herein. These interim financial statements are unaudited and have not been audited or reviewed by an independent registered public accounting firm. They have been prepared by management in accordance with US GAAP and the requirements for interim financial statements set forth in Form 1-A and Rule 8-03(a) of Regulation S-X, and, in the opinion of management, include all adjustments necessary to make the financial statements not misleading.

4

FRONTIERAS NORTH AMERICA

UNAUDITED INTERIM FINANCIAL STATEMENTS
PERIODS ENDED MARCH 30, 2026 AND 2025

(Expressed in United States Dollars)

FRONTIERAS NORTH AMERICA
Balance Sheets
As of March 31, 2026 and September 30, 2025

	March 31,	September 30,
As of	2026	2025
(USD $ in Dollars)
ASSETS
Current Assets:
Cash	$5,350,729	$1,473,134
Real Estate Option Agreement	-	732,500
Deferred Costs	1,116,362	560,144
Prepaids and Other Current Assets	1,067,000	136,532
Total Current Assets	7,534,091	2,902,310

Propety and equipment, net	5,949,094	212,549
Other Assets	20,625	-

Total Assets	$13,503,810	$3,114,859

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Short Term Debt	$3,585,000	$-
Accounts Payable	676,330	436,430
Accrued Expense	-	655
Accrued Interest	14,940	-
Total Current Liabilities	4,276,270	437,085

Total Liabilities	4,276,270	437,085

STOCKHOLDERS' EQUITY
Common Stock Class A	5,037	5,033
Common Stock Class B	9,399	9,399
Common Stock Class C	242	71
Additional Paid in Capital	14,608,661	6,715,867
Accumulated Deficit	(5,395,799)	(4,052,596)
Total Stockholders' Equity	9,227,540	2,677,774
Total Liabilities and Stockholders' Equity	$13,503,810	$3,114,859

See accompanying notes to financial statements.

FRONTIERAS NORTH AMERICA
Statements of Operations
For The Six Months Ended March 31, 2026 and 2025

For The Six Months Ended March 31,	2026	2025
(USD $ in Dollars)
Net Revenue	$-	$-
Cost of Goods Sold	-	-
Gross Profit	-	-

Operating Expenses
General and Administrative	1,142,268	1,011,706
Sales and Marketing	223,646	53,667
Total Operating Expenses	1,365,914	1,065,373

Operating Loss	(1,365,914)	(1,065,373)

Other Income/(Expense)
Interest Income	22,711	11,200
Interest Expense	-	(425)
Total Other Income/(Expense)	22,711	10,775

Loss Before Provision For Income Taxes	(1,343,203)	(1,054,598)
Provision/(Benefit) For Income Taxes	-	-
Net Loss	$(1,343,203)	$(1,054,598)

See accompanying notes to financial statements.

FRONTIERAS NORTH AMERICA
Statements of Changes in Stockholders' Equity/(Deficit)
As of March 31, 2026 and September 30, 2025

	Class A Common Stock		Class B Common Stock		Class C Common Stock		Additional Paid In	Accumulated	Total Stockholders'
(USD $ in Dollars)	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance-September 30, 2024	250,171,000	$5,012	93,989,250	$9,399	-	$-	$2,280,222	$(1,963,373)	$331,260
Issuance of Stock Class A	209,995	21	-	-	-	-	1,259,979	-	1,260,000
Issuance of Stock Class C	-	-	-	-	714,695	71	3,123,126	-	3,123,197
Capital Contribution	-	-	-	-	-	-	19	-	19
Debt to Equity Conversion	-	-	-	-	-	-	52,521	-	52,521
Net Loss	-	-	-	-	-	-	-	(2,089,223)	(2,089,223)
Balance-September 30, 2025	250,380,995	$5,033	93,989,250	$9,399	714,695	$71	$6,715,867	$(4,052,596)	$2,677,774
Issuance of Stock Class A	44,445	4	-	-	-	-	299,997	-	300,001
Issuance of Stock Class C	-	-	-	-	1,708,579	171	7,196,000	-	7,196,171
Stock based compensation	-	-	-	-	-	-	396,797	-	396,797
Net Loss	-	-	-	-	-	-	-	(1,343,203)	(1,343,203)
Balance-March 31, 2026	250,425,440	$5,037	93,989,250	$9,399	2,423,274	$242	$14,608,661	$(5,395,799)	$9,227,540

See accompanying notes to financial statements.

FRONTIERAS NORTH AMERICA
Statements of Cash Flows
For The Six Months Ended March 31, 2026 and 2025

For The Six Months Ended March 31,	2026	2025
(USD $ in Dollars)
CASH FLOW FROM OPERATING ACTIVITIES
Net Loss	$(1,343,203)	$(1,054,598)
Stock based compensation	396,797	-
Interest expense converted to Equity	-	425

Adjustments to reconcile net loss to net cash used in operating activities:
Changes In Operating Assets and Liabilities:
Deferred Costs	(556,218)	(80,000)
Prepaids and Other Current Assets	(930,468)	(365,654)
Other Assets	(20,625)	-
Accounts Payable	239,900	68,915
Accrued Expense	(655)	(15,416)
Accrued Interest	14,940	-
Other Liabilities	-	24,096
Net Cash Used In Operating Activities	(2,199,532)	(1,422,232)

CASH FLOW FROM INVESTING ACTIVITIES
Payments to Extend Real Estate Option	(150,000)	(150,000)
Purchases of Property and Equipment	(4,854,045)	-
Net Cash Used In Investing Activities	(5,004,045)	(150,000)

CASH FLOW FROM FINANCING ACTIVITIES
Stock Issue Class A	300,001	1,260,000
Stock Issue Class C	7,196,171	2,972,430
Capital Contribution	-	19
Proceeds from Promissory Note	3,585,000	-
Net Cash Provided By Financing Activities	11,081,172	4,232,449

Change in Cash	3,877,595	2,660,217
Cash-Beginning of The Year	1,473,134	66,438
Cash-End of The year	$5,350,729	$2,726,655

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash (Paid) Received During The Period For:
Interest	$22,711	$11,200
Income Taxes	$-	$-
Non Cash Financing Activity:
Settlement of convertible notes into common stock including unpaid accrued interest	$-	$52,521

See accompanying notes to financial statements.

FRONTIERAS NORTH AMERICA
Notes to Financial Statements
For The Six Months Ended March 31, 2026 and 2025

1. NATURE OF OPERATIONS

Frontieras North America was incorporated on March 25, 2021, in the state of Wyoming. The financial statements of Frontieras North America (which may be referred to as the "Company", "Frontieras", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's headquarters are located in Houston, Texas.

Frontieras is an energy and environmental technology company bringing breakthrough fuel-discovery innovation to solid hydrocarbon materials. With coal as its main feedstock, Frontieras deconstructs coal to extract volatiles, moisture, and contaminants into three highly profitable forms of energy: gases, liquids and solids. As of March 31, 2026, the Company has not yet commenced principal operations. The Company's activities to date have been primarily focused on capital raising, engineering studies, and securing feedstock and offtake arrangements for its initial commercial facility.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company's significant accounting policies were described in Note 2 to the audited consolidated financial statements included in the Company's Annual Report on Form 1-K for the year ended September 30, 2025. There have been no material changes to any of the significant accounting policies contained therein. In the opinion of management, all adjustments considered necessary for a fair presentation of these interim financial statements have been included.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Deferred Costs, Prepaids and Other Current Assets

Deferred Costs, Prepaids and Other Current Assets consist of the following items:

	March 31,	September 30,
As of	2026	2025
Deferred Costs	$1,116,362	$560,144
Prepaid Expenses	922,058	77,324
Other Receivables	100,001	-
Advance to Vendors	35,000	55,000
Employee Cash Advances	9,942	4,209
Total Deferred Costs, Prepaids and Other Current Assets	$2,183,364	$696,676

Deferred costs are specific incremental costs directly attributable to a proposed offering of securities. The deferred costs will be charged against the gross proceeds of the offering.

Prepaid expenses as of March 31, 2026 are primarily to prefund marketing and advertising expenses for the Regulation A+ offering ($556,358) and the build-out of office space to be leased ($350,000).

FRONTIERAS NORTH AMERICA
Notes to Financial Statements
For The Six Months Ended March 31, 2026 and 2025

Real Estate Option Agreement

	March 31,	September 30,
As of	2026	2025
Beginning balance	$732,500	$332,500
Payments made for extension of option period	150,000	400,000
Amount applied toward purchase price	(882,500)	-
Closing Balance	$-	$732,500

On March 10, 2022, the Company entered into a real estate option agreement with BJ Builders, Inc., a West Virginia Corporation. Under the agreement the Company has an exclusive option to acquire 183.4 acres of land in Mason County, West Virginia, the planned site of its first facility. Upon exercising the option, the Company will purchase the land package at the agreed terms and pay the pre-agreed upon purchase price. On December 13, 2025, the option period was extended to June 16, 2026. On January 16, 2026, the Company finalized the purchase of the land with payments totaling $882,500 made under the option agreement applied to the purchase price. See Notes 4 and 6 for additional information on the land purchase.

4. PROPERTY AND EQUIPMENT

Property and Equipment, net

Net Property and Equipment consist of the following:

	March 31,	September 30,
As of	2026	2025
Land	$4,943,385	$-
Construction in Progress	1,005,709	212,549
Total Property and Equipment	$5,949,094	$212,549
Less Accumulated Depreciation	$-	$-
Property and Equipment, net	$5,949,094	$212,549

Capitalized property and equipment costs are for land purchased for the future facility site and for pre-construction related engineering and design costs classified as construction-in-progress. As of March 31, 2026 no long-lived assets had been placed in service, consequently there is no accumulated depreciation. When placed in service, depreciation and amortization will be recorded applying the straight-line method over the asset's estimated useful lives.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue up to 500,000,000 shares of Class A common stock at a par value of $0.0001, up to 250,000,000 of Class B common stock at a par value of $0.0001, and up to 250,000,000 of Class C common stock at a par value of $0.0001. The Class A common stock has both voting rights and economic value. The Class B common stock has super-majority voting rights (ten votes per share held) but no economic value, and the Class C shares have economic value but no voting rights. As of March 31, 2026 there were 250,425,440 shares of Class A stock, 93,989,250 shares of Class B stock and 2,423,274 shares of Class C stock outstanding. As of September 30, 2025 there were 250,380,995 shares of Class A stock and 93,989,250 shares of Class B stock outstanding and 714,695 shares of Class C stock outstanding.

FRONTIERAS NORTH AMERICA
Notes to Financial Statements
For The Six Months Ended March 31, 2026 and 2025

Stock-Based Compensation

In 2025, the Company adopted the 2025 Equity Incentive Plan ("the Plan"), which provides for the grant of Stock Options (Incentive Stock Options ("ISOs"), Non-qualified Stock Options ("NSOs")), Stock Appreciation Rights ("SARs") and Restricted Awards (including Restricted Stock and Restricted Stock Units) to certain employees, non-employee directors and consultants. A total of 50,000,000 shares of the Company's Common Stock ($0.0001 par value) are reserved for issuance under the Plan. As of March 31, 2026, 500,000 shares are subject to an outstanding option grant issued in 2025, and 49,500,000 shares remain available for issuance.

The following table summarizes stock option activity for the six-month period ended March 31, 2026:

Weighted-Average
		Weighted-Average	Remaining Contractual	Aggregate Intrinsic
Stock Option Activity	Number of Shares	Exercise Price	Term (Years)	Value
Oustanding at September 30, 2025	500,000	$6.00
Granted	-	$-
Exercised	-	$-
Forfeited or Expired	-	$-
Oustanding at March 31, 2026	500,000	$6.00	9.21	$-
Exercisable at March 31, 2026	-	$-

The stock options granted as of September 31, 2025 are equity-classified stock options with a service-only vesting condition. The stock options vest based on the optionee's continued employment with the Company over a period of time, as defined in the agreements. Subject to the optionee's continued employment with the Company, the stock options do not contain any performance vesting condition. The weighted average grant date fair value of the stock options granted during the year ended September 31, 2025 was $3.62.

The options granted vest over a four-year period, with 1/4th of the total shares vesting on the one-year anniversary of the Vesting Commencement Date and the remaining shares vesting in equal annual installments thereafter, subject to continuous service. The options have a maximum contractual term of 10 years from the date of grant.

The Company estimates the grant-date fair value of the stock options using the Black-Scholes option-pricing model. For the option grant in 2025, the following is a summary of the key assumptions used in estimating the fair value of the time-based stock options:

FRONTIERAS NORTH AMERICA
Notes to Financial Statements
For The Six Months Ended March 31, 2026 and 2025

As of March 31, 2026
Expected term (years)	6.25
Expected volatility	60%
Risk-free interest rate	4.1%
Expected dividend yield	0%

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using historical volatility of comparable public companies common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The risk-free interest rate assumption for options granted is based upon observed interest rates on the Unites States government securities appropriate for the expected term of the Company's employee stock options.

The dividend yield assumption for option granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Equity-based compensation expense is based on grant-date fair value determined at the reporting period end date of those options granted that are ultimately expected to vest. Stock-based compensation expense recognized in the statement of net loss amounted to approximately $0.4 million for the six-month period March 31, 2026.

As of March 31, 2026, the total unrecognized compensation cost for equity-classified stock options was approximately $1.5 million. The stock options are expected to be recognized over a weighted average period of 3.21 years.

6. SHORT TERM DEBT

On January 16, 2026, the Company entered a secured promissory note payable to BJ Builders, Inc. related to the purchase of approximately 183.4 acres in Mason County, West Virginia for the future site of our commercial facility. The promissory note is secured by a Deed of Trust encumbering the property and bears interest of 10% per annum. The note principal of $3,585,000 matures on July 15, 2026, and interest of $29,875 is payable monthly. In April 2026 the Company extinguished the promissory note.

FRONTIERAS NORTH AMERICA
Notes to Financial Statements
For The Six Months Ended March 31, 2026 and 2025

7. INCOME TAXES

The provision for income taxes consists of the following:

For the Six Months Ended March 31,	2026	2025
Provision for Income Tax	$(280,127)	$(157,938)
Valuation Allowance	$280,127	$157,938
Net Provision for Income Tax	$-	$-

Significant components of the Company's deferred tax assets and liabilities are as follows:

	March 31,	September 30,
As of	2026	2025
Net Operating Loss and Other Carry-Forwards	$1,129,060	$848,280
Valuation Allowance	$(1,129,060)	$(848,280)
Total Deferred Tax Asset	$-	$-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of March 21, 2026, and September 30, 2025. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the six months ending March 31, 2026, the Company had federal cumulative net operating loss ("NOL") carryforwards of $4,982,505. Utilization of some of the federal NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority based on the technical merits of the position. As of March 31, 2026 and September 30, 2025, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of March 31, 2026, and September 30, 2025, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY TRANSACTIONS

Through December 31, 2025, the Company compensated its operating principals (CEO, CTO, CFO, CCO, SVP Corporate Affairs) via independent contractor arrangements. For the six month period ended March 31, 2026 and 2025, these payments totaled $120,000 and $390,000, respectively. There were no other related party transactions during these periods.

FRONTIERAS NORTH AMERICA
Notes to Financial Statements
For The Six Months Ended March 31, 2026 and 2025

9. COMMITMENTS AND CONTINGENCIES

Contingencies

In July 2022, (amended October 2023,) the Company entered into an exclusive license agreement (the "License Agreement") with FAS for the use of FAS's patented Solid Carbon Fractionation technology and related know-how within the United States and Canada. The License Agreement has a term of 25 years (or until expiration of the underlying patent claims, if later) and is not cancelable by either party except upon specified events of default, insolvency, or bankruptcy. Under the License Agreement, the Company is obligated to pay an annual license fee of $950,000 per year for each refinery built by the Company that uses the licensed technology, payable in quarterly installments. As of March 31, 2026, the Company had no refineries in operation that use the licensed technology, and accordingly no license fees were due or payable under the License Agreement as of that date.

In November 2024, the Company entered into a Share Purchase Agreement under which the Company may, in its sole discretion, sell up to $150,000,000 of its common shares through periodic draw-downs at 90% of the average daily closing price, subject to an effective resale registration statement. The Company is not obligated to draw on the facility. A commitment fee of 2% of the facility upon a public listing, in cash or registered shares; unpaid amounts accrue interest at 1.25% per month after the first anniversary of the listing. A fee of 2.5% of consideration is payable if a change-of- control private transaction is completed in lieu of a listing. The facility terminates on the earliest of 36 months following the listing, 60 months following the effective date, or sale of the full facility. No commitment fee, warrant, shares, or other consideration is owed if the agreement terminates before a public listing. As of March 31, 2026, no public listing had occurred and no amounts had been drawn; accordingly, no liability has been recognized in the financial statements.

In October 2025, the Company entered in an agreement for services on a non-exclusive basis as advisor, placement agent, and arranger in connection with a contemplated debt and/or equity capital raise to support the Company's first FASForm facility. The transaction fees are payable only upon private placement of debt and/or equity capital and consist of a cash fee equal to 6.0% of the face amount of debt or equity raised, plus, under specified conditions, warrants to purchase 500,000 shares. The engagement is subject to a 12-month tail fee for the agent introduced capital providers. As of March 31, 2026, no transaction-based fees were estimable. The agreement was terminated subsequently in June 2026.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of March 31, 2026 and September 20, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from March 31, 2026 through July 15, 2026, which is the date the financial statements were available to be issued.

In December of 2025, the Company launched a Regulation A+ ("Reg A+") capital raise that was ongoing as of March 31, 2026. The raise closed in April of 2026 after reaching the maximum offering amount of $25.7 million. The Company then submitted a post-qualification amendment increasing the maximum offering amount to $75.0 million. The post- qualification amendment was qualified on June 30, 2026. As of July 13, 2026 the Company raised approximately $26.3 million of new working capital for its operations, less fundraising expenses, through the Reg A+. Of this total, approximately $14.1 million was raised subsequent March 31, 2026.

FRONTIERAS NORTH AMERICA
Notes to Financial Statements
For The Six Months Ended March 31, 2026 and 2025

In April 2026 the Company repaid in full the $3,585,000 secured promissory note payable to BJ Builders, Inc. in advance of its July 15, 2026 maturity, and the related Deed of Trust was released.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,343,203, an operating cash outflow of $2,199,532 and liquid assets in cash of $5,350,729, which is less than a year's worth of cash reserves as of March 31, 2026. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. As noted in the preceding Footnote 10, the Company raised capital of approximately $14.1 million subsequent to March 31, 2026.

However, there are no assurances that management will be able to continue to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

FRONTIERAS NORTH AMERICA
Notes to Financial Statements
For The Six Months Ended March 31, 2026 and 2025

ITEM 4. EXHIBITS

The exhibits listed in the exhibit index below are all incorporated by reference, as indicated below, to exhibits either (i) previously filed with the Company's Offering Statement on Form 1-A (File No. 024- 12682), as qualified on December 15, 2025; (ii) previously filed with the Company's 1-K filing (File No. 24R-01016) dated January 29, 2026, or (iii) previously filed with the Company's Form 1-A / PQA as qualified on June 30, 2026.

Exhibit No.	Description
2.1	(incorporated by reference (i)) Articles of Incorporation of Frontieras North America, filed with the Wyoming Secretary of State on March 25, 2021
2.2	(incorporated by reference (i)) Articles of Amendment filed August 11, 2024 (authorizing Class A, Class B, and Class C Common Stock) and Article V Text
2.3	(incorporated by reference (i)) Bylaws of Frontieras North America, Inc.
3.1	(incorporated by reference (i)) Form of Subscription Agreement (Regulation A Offering)
6.1	(incorporated by reference (i)) License Agreement between Frontieras North America, Inc. and Frontier Applied Sciences, Inc., dated July 22, 2022
6.2a	(incorporated by reference (i)) Real Estate Option Agreement between Frontieras North America, Inc. and BJ Builders, Inc., dated March 10, 2022
6.2c	(incorporated by reference (iii)) Addendum No. 10 to Real Estate Option Agreement, dated December 13, 2025
6.2d	(incorporated by reference (iii)) Real Estate Purchase Agreement between Frontieras North America, Inc. and BJ Builders, Inc., dated January 16, 2026.
6.2e	(incorporated by reference (iii)) Post Closing Covenant Agreement between Frontieras North America, Inc. and BJ Builders, Inc., dated January 16, 2026
6.2f	(incorporated by reference (iii)) Promissory Note between Frontieras North America, Inc. and BJ Builders, Inc., dated January 16, 2026
6.3	(incorporated by reference (ii)) JEPCO Engineering Services Agreement dated March 22, 2022.
6.4	(incorporated by reference (i)) Share Purchase Agreement between Frontieras North America, Inc. and GEM Global Yield LLC SCS, dated November 26, 2024
6.5	(incorporated by reference (i)) Consolidated Asset Management Services (CAMS) Master Services Agreement (unsigned)
6.6a	(incorporated by reference (i)) Frontieras North America 2025 Equity Incentive Plan, dated July 14, 2025
6.6b	(incorporated by reference (i)) Form of Stock Option Grant Notice, Option Agreement, and Notice of Exercise (under the 2025 Equity Incentive Plan)
6.6c	(incorporated by reference (iii)) Frontieras North America Amended and Restated 2025 Equity Incentive Plan, dated December 29, 2025

6.6d	(incorporated by reference (iii)) Form of Stock Option Grant Notice, Option Agreement, and Notice of Exercise (under the Amended and Restated 2025 Equity Incentive Plan)
6.7a	(Incorporated by reference (i)) Employment Agreement with Jose Lopez, Chief Financial Officer, dated August 21, 2025
6.7b	(incorporated by reference (ii)) Lopez Stock Option Grant (unsigned)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on July 15, 2026.

FRONTIERAS NORTH AMERICA, INC.

By: /s/ Matthew McKean
Name: Matthew McKean
Title: Chief Executive Officer (Principal Executive Officer)
Date: July 15, 2026

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By: /s/ Matthew McKean

Name: Matthew McKean

Title: Chief Executive Officer (Principal Executive Officer)

Date: July 15, 2026

By: /s/ Jose Lopez

Name: Jose Lopez

Title: Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Date: July 15, 2026